Exhibit 99.1

Allot Announces Fourth Quarter & Full Year 2020
Financial Results

2020 revenue grew by 23% year-over-year

New security recurring revenue deals executed in 2020 reached total of $192M MAR

Hod Hasharon, Israel – February 9, 2021 - Allot Ltd. (NASDAQ: ALLT, TASE: ALLT), a leading global provider of innovative network intelligence and security solutions for service providers and enterprises worldwide, today announced its unaudited fourth quarter and full year 2020 financial results.

 Financial Highlights

•	Fourth quarter revenues were $39.1 million, up 28% year-over-year;

•	Full year revenues were $135.9 million, up 23% year-over-year;

•	Gross margin on a non-GAAP basis increased in 2020 to 71% compared to 70% in 2019;

•	MAR *(maximum annual revenue potential of concluded transactions) reported for 2020 reached $192 million;

•	GAAP operating loss for Q4 2020 was $1.2 million compared to $1.9 in Q4 2019;

•	Non-GAAP operating profit for Q4 2020 was $0.5 million compared to a loss of $1.8 million in Q4 2019;

Financial Outlook

•	Management expects 2021 revenues to grow to between $145-150 million;

•	Management expects to close additional recurring security deals to be executed in 2021 with MAR* expected to exceed $180 million;

•	Management expects recurring security revenues in 2021 to be between $6 -$8 million, and expected to exceed $25 million in 2022;

Management Comment

Erez Antebi, President & CEO of Allot, commented: “We are very happy with our achievements in 2020, showing strong continued revenue growth and solid performance throughout the year. Threats on the internet are on the rise and growing numbers of consumers and operators see the need for Network based protection. Despite travel restrictions and delays as result of COVID, we signed recurring security revenue deals with a total MAR of $192M – significantly above our target for the year. We see this as a testament for the strong need for easy to use network based cybersecurity services.”

Continued Mr. Antebi, “We see 2021 as a transformation year for the market as our recurring security partners begin to launch their services and we will see the early ramp of revenues. We continue to invest in our offerings and in sales and marketing, to capitalize on the opportunities ahead of us. We are very encouraged by the traction we are gaining and expect to continue signing additional recurring security revenue deals during 2021 with an MAR of $180 million, ensuring our long-term sustainable growth. We look forward to reaping the rewards in the coming years.”

Q4 2020 Financial Results Summary

Total revenues for the fourth quarter of 2020 were $39.1 million, an increase of 28% compared to $30.6 million in the fourth quarter of 2019.

Gross profit on a GAAP basis for the fourth quarter of 2020 was $27.5 million (gross margin of 70.3%), a 32% improvement compared with $20.8 million (gross margin of 68.0%) in the fourth quarter of 2019.

Gross profit on a non-GAAP basis for the fourth quarter of 2020 was $27.7 million (gross margin of 70.9%), a 32% improvement compared with $21.0 million (gross margin of 68.7%) in the fourth quarter of 2019.

Net loss on a GAAP basis for the fourth quarter of 2020 was $1.7 million, or $0.05 per basic share, compared with a net loss of $1.7 million, or $0.05 per basic share, in the fourth quarter of 2019.

Net income on a non-GAAP for the fourth quarter of 2020 was $0.4 million, or $0.01 earnings per basic share compared with a non-GAAP net loss of $1.7 million, or $0.05 loss per basic share, in the fourth quarter of 2019.

2020 Financial Results Summary

Total revenues for 2020 were $135.9 million, an increase of 23% compared to $110.1 million in 2019.

Gross profit on a GAAP basis for 2020 was $95.8 million (gross margin of 70.5%), a 26% improvement compared with $76.3 million (gross margin of 69.3%) in 2019.

Gross profit on a non-GAAP basis for 2020 was $96.8 million (gross margin of 71.2%), a 25% improvement compared with $77.3 million (gross margin of 70.2%) in 2019.

Net loss on a GAAP basis for 2020 was $9.3 million, or $0.27 per basic share, compared with a net loss of $8.7 million, or $0.25 per basic share, in 2019.

Net loss on a non-GAAP for 2020 was $3.6 million, or $0.10 per basic share, a decrease compared with a non-GAAP net loss of $7.5 million, or $0.22 per basic share, in 2019.

Cash and investments as of December 31, 2020 totaled $99.4 million, compared to $107.2 million as of September 30, 2020 and $117.6 million as of December 31, 2019.

Conference Call & Webcast:

The Allot management team will host a conference call to discuss fourth quarter and full year 2020 earnings results today, February 9, 2021 at 8:30 am ET, 3:30 pm Israel time. To access the conference call, please dial one of the following numbers:

US:  1-888-642-5032, Israel: +972-3-918-0609

A live webcast and, following the end of the call, an archive of the conference call, will be accessible on the Allot website at: http://investors.allot.com/index.cfm

About Allot

Allot Ltd. (NASDAQ: ALLT, TASE: ALLT) is a provider of leading innovative network intelligence and security solutions for service providers and enterprises worldwide, enhancing value to their customers. Our solutions are deployed globally for network and application analytics, traffic control and shaping, network-based security services, and more. Allot's multi-service platforms are deployed by over 500 mobile, fixed and cloud service providers and over 1,000 enterprises. Our industry leading network-based security as a service solution has achieved over 50% penetration with some service providers and is already used by over 20 million subscribers in Europe. Allot. See. Control. Secure.

For more information, visit www.allot.com

*MAR (maximum annual revenue potential of concluded transactions) was estimated by Allot upon transaction signature and constitutes an approximation of the theoretical annual revenues Allot would receive if 100% of the customer’s subscribers, as estimated by Allot, signed up for the service.

GAAP to Non-GAAP Reconciliation:

The difference between GAAP and non-GAAP revenues is related to the acquisitions made by the Company and represents revenues adjusted for the impact of the fair value adjustment to acquired deferred revenue related to purchase accounting. Non-GAAP net income is defined as GAAP net income after including deferred revenues related to the fair value adjustment resulting from purchase accounting and excluding stock-based compensation expenses, amortization of acquisition-related intangible assets, deferred tax asset adjustment, changes in taxes related items and other acquisition-related expenses.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. The non-GAAP results and a full reconciliation between GAAP and non-GAAP results is provided in the accompanying Table 2. The Company provides these non-GAAP financial measures because it believes they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes they are useful to investors in enhancing an understanding of the Company’s operating performance.

Safe Harbor Statement

This release contains forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on fourth party channel partners for a material portion of our revenues; court approval of the Company’s proposed share buy-back program; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact: GK Investor Relations Ehud Helft +1 646 201 9246 allot@gkir.com	Public Relations Contact: Seth Greenberg, Allot Ltd. +972 54 922 2294 sgreenberg@allot.com

ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2020	2019	2020	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	$39,091	$30,567	$135,922	$110,100
Cost of revenues	11,627	9,784	40,082	33,834
Gross profit	27,464	20,783	95,840	76,266

Operating expenses:
Research and development costs, net	12,611	8,563	43,447	31,461
Sales and marketing	12,787	12,186	47,528	47,105
General and administrative	3,223	1,954	13,894	6,678
Total operating expenses	28,621	22,703	104,869	85,244
Operating loss	(1,157)	(1,920)	(9,029)	(8,978)
Financial and other income, net	343	600	1,857	1,960
Loss before income tax expenses	(814)	(1,320)	(7,172)	(7,018)

Tax expenses	867	362	2,176	1,641
Net Loss	(1,681)	(1,682)	(9,348)	(8,659)

Basic net loss per share	$(0.05)	$(0.05)	$(0.27)	$(0.25)
		-
Diluted net loss per share	$(0.05)	$(0.05)	$(0.27)	$(0.25)

Weighted average number of shares used in
computing basic net loss per share	35,317,213	34,450,317	35,007,201	34,250,582

Weighted average number of shares used in
computing diluted net loss per share	35,317,213	34,450,317	35,007,201	34,250,582

ALLOT LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP  CONSOLIDATED  STATEMENTS  OF  OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2020	2019	2020	2019
	(Unaudited)		(Unaudited)
GAAP cost of revenues	$11,627	$9,784	$40,082	$33,834
Share-based compensation (1)	(113)	(76)	(355)	(264)
Amortization of intangible assets (2)	(152)	(152)	(608)	(853)
Changes in taxes and headcount related items (4)	-	-	-	75
Non-GAAP cost of revenues	$11,362	$9,556	$39,119	$32,792

GAAP gross profit	$27,464	$20,783	$95,840	$76,266
Gross profit adjustments	265	228	963	1,042
Non-GAAP gross profit	$27,729	$21,011	$96,803	$77,308

GAAP operating expenses	$28,621	$22,703	$104,869	$85,244
Share-based compensation (1)	(1,663)	(942)	(4,843)	(3,156)
Amortization of intangible assets (2)	-	(189)	-	(754)
Income (Expenses) related to M&A activities (3)	-	1,246	(82)	3,980
Changes in taxes and headcount related items (4)	296	-	296	(31)
Non-GAAP operating expenses	$27,254	$22,818	$100,240	$85,283

GAAP financial and other income	$343	$600	$1,857	$1,960
Exchange rate differences*	(84)	(119)	(552)	83
Non-GAAP Financial and other income	$259	$481	$1,305	$2,043

GAAP taxes on income	$867	$362	$2,176	$1,641
Tax expenses in respect of net deferred tax asset recorded	(15)	(25)	(202)	(74)
Changes in tax related items	(500)	-	(500)	-
Non-GAAP taxes on income	$352	$337	$1,474	$1,567

GAAP Net Loss	$(1,681)	$(1,682)	$(9,348)	$(8,659)
Share-based compensation (1)	1,776	1,018	5,198	3,420
Amortization of intangible assets (2)	152	341	608	1,607
Expenses (Income) related to M&A activities (3)	-	(1,246)	82	(3,980)
Changes in taxes and headcount related items (4)	(296)	-	(296)	(44)
Exchange rate differences*	(84)	(119)	(552)	83
Tax expenses in respect of net deferred tax asset recorded	15	25	202	74
Changes in tax related items	500	-	500	-
Non-GAAP Net income (loss)	$382	$(1,663)	$(3,606)	$(7,499)

GAAP Loss per share (diluted)	$(0.05)	$(0.05)	$(0.27)	$(0.25)
Share-based compensation	0.05	0.03	0.15	0.10
Amortization of intangible assets	0.01	0.01	0.02	0.05
Expenses (Income) related to M&A activities	-	(0.04)	0.01	(0.12)
Changes in taxes and headcount related items (4)	(0.01)	-	(0.01)	(0.00)
Exchange rate differences*	(0.00)	(0.00)	(0.01)	0.00
Changes in tax related items	0.01	-	0.01	-
Non-GAAP Net income (loss) per share (diluted)	$0.01	$(0.05)	$(0.10)	$(0.22)

Weighted average number of shares used in
computing GAAP diluted net loss per share	35,317,213	34,450,317	35,007,201	34,250,582

Weighted average number of shares used in
computing non-GAAP diluted net income (loss) per share	37,574,546	34,450,317	35,007,201	34,250,582

* Financial income or expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies.

ALLOT LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP  CONSOLIDATED  STATEMENTS  OF  OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2020	2019	2020	2019
	(Unaudited)		(Unaudited)

(1) Share-based compensation:
Cost of revenues	$113	$76	$355	$264
Research and development costs, net	412	230	1,368	847
Sales and marketing	683	350	2,145	1,257
General and administrative	568	362	1,330	1,052
	$1,776	$1,018	$5,198	$3,420

(2) Amortization of intangible assets
Cost of revenues	$152	$152	$608	$853
Sales and marketing	-	189	-	754
	$152	$341	$608	$1,607

(3) Expenses (Income) related to M&A activities
General and administrative	$-	$(1,374)	$-	$(4,882)
Research and development costs, net	-	128	82	902
	$-	$(1,246)	$82	$(3,980)

(4) Changes in taxes and headcount related items
Cost of revenues	$-	$-	$-	$(75)
Sales and marketing	(296)	-	(296)	16
General and administrative	-	-	-	15
	$(296)	$-	$(296)	$(44)

ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED  BALANCE  SHEETS
(U.S. dollars in thousands)

	December 31,	December 31,
	2020	2019
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$23,599	$16,930
Short-term bank deposits	47,225	5,557
Restricted deposit	1,200	23,183
Available-for-sale marketable securities	27,178	61,012
Trade receivables, net	20,685	29,008
Other receivables and prepaid expenses	14,205	6,528
Inventories	12,586	10,668
Total current assets	146,678	152,886

LONG-TERM ASSETS:
Restricted deposit	-	10,913
Long-term bank deposits	215	-
Severance pay fund	434	387
Operating lease right-of-use assets	4,458	6,368
Deferred taxes	420	517
Other assets	2,975	926
Total long-term assets	8,502	19,111

PROPERTY AND EQUIPMENT, NET	11,993	8,135
GOODWILL AND INTANGIBLE ASSETS, NET	34,427	35,037

Total assets	$201,600	$215,169

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$2,092	$11,676
Deferred revenues	26,658	36,360
Short-term operating lease liabilities	2,813	3,151
Other payables and accrued expenses	27,299	22,255
Total current liabilities	58,862	73,442

LONG-TERM LIABILITIES:
Deferred revenues	9,782	5,262
Long-term operating lease liabilities	1,835	3,820
Accrued severance pay	969	794
Total long-term liabilities	12,586	9,876

SHAREHOLDERS' EQUITY	130,152	131,851

Total liabilities and shareholders' equity	$201,600	$215,169

ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2020	2019	2020	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Cash flows from operating activities:

Net Loss	$(1,681)	$(1,682)	$(9,348)	$(8,659)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	1,041	837	3,704	2,752
Stock-based compensation related to options granted to employees	1,776	1,018	5,198	3,420
Amortization of intangible assets	152	341	608	1,607
Capital loss	18	-	18	-
Increase (Decrease) in accrued severance pay, net	92	(21)	128	(54)
Increase in other assets	(2,315)	(160)	(2,048)	(326)
Decrease in accrued interest and amortization of premium on marketable securities	11	7	357	343
Changes in operating leases, net	198	456	(413)	603
Decrease (Increase) in trade receivables	(1,740)	(8,034)	8,323	(2,915)
Increase in other receivables and prepaid expenses	(6,126)	(2,479)	(7,272)	(3,168)
Decrease (Increase) in inventories	2,950	(1,502)	(1,918)	(253)
Decrease (Increase) in long-term deferred taxes, net	(76)	33	96	(236)
Increase (Decrease) in trade payables	(8,807)	4,389	(9,584)	3,863
Increase in employees and payroll accruals	2,395	4,048	2,047	4,635
Increase (Decrease) in deferred revenues	4,215	5,760	(5,182)	23,520
Increase (Decrease) in other payables, accrued expenses and other long term liabilities	2,091	464	3,061	(9,040)
Net cash provided by (used in) operating activities	(5,806)	3,475	(12,225)	16,092

Cash flows from investing activities:
Decrease (Increase) in restricted deposit	519	(23,331)	32,896	(33,374)
Redemption of (Investment in) short-term deposits	7,936	3,000	(41,883)	16,986
Purchase of property and equipment	(2,035)	(918)	(7,582)	(3,708)
Investment in available-for sale marketable securities	(844)	(8,154)	(1,219)	(39,950)
Proceeds from redemption or sale of available-for sale marketable securities	5,483	11,173	34,847	43,555
Net cash provided by (used in) investing activities	11,059	(18,230)	17,059	(16,491)

Cash flows from financing activities:
Exercise of employee stock options	155	220	1,835	993
Net cash provided by financing activities	155	220	1,835	993

Increase (Decrease) in cash and cash equivalents	5,408	(14,535)	6,669	594
Cash and cash equivalents at the beginning of the period	18,191	31,465	16,930	16,336
Cash and cash equivalents at the end of the period	$23,599	$16,930	$23,599	$16,930